UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2


                                 PST VANS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   693934-10-1
             -------------------------------------------------------
                                 (CUSIP Number)

                                  C. Marvin May
                        PO Box 9039, Salem, Oregon 97305
                                  503-393-7030
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  Schedule 13D

CUSIP No.  693934-10-1                                         Page 2 of 5 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  MaLeCo
                  93-0682236

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                  (a)  [  ]
                  (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions)
                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]
                  -----

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Oregon

Number of                  7.       SOLE VOTING POWER
Shares Beneficially                         75,800
Owned by
Each Reporting             8.       SHARED VOTING POWER
Person With                                 -0-

                           9.       SOLE DISPOSITIVE POWER
                                            75,800

                           10.      SHARED DISPOSITIVE POWER
                                            -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  75,800

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [  ]
                  -----

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.797%

14.      TYPE OF REPORTING PERSON (See Instructions)
                  PN


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                                                               Page 3 of 5 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Schedule 13D General Instruction Answers

ITEM 1.  SECURITY AND ISSUER

Name of Issuer:            PST Vans, Inc.
Address:                      PST Vans, Inc.
                              1901 West 2100 South
                              Salt Lake City, UT  84119
                              Attn:  Neil Vos, CFO
Title of Class of Securities: Common Stock
CUSIP Number:                 693934-10-1

ITEM 2.  IDENTITY AND BACKGROUND

Name: MaLeCo, an Oregon general partnership consisting of C. Marvin May, David
      M. Daniels, Laura Daniels, and Craig May. C. Marvin May is the managing partner and has sole voting and dispositive power. All partners are U.S. citizens.

Principal
Business: MaLeCo is primarily engaged in investment and equipment leasing.

Occupation
of Partners: C. Marvin May, David M. Daniels, Laura Daniels, and Craig May are
             employed by May Trucking Company, PO Box 9039, Salem, OR 97305 as CEO, President, Benefits Manager and dispatcher, respectively.

Business
Address: MaLeCo
         PO Box 9069
         Salem, OR  97305
         Attn:  C. Marvin May

Bankruptcy
or other
insolvency
proceedings: To the best knowledge and belief of MaLeCo, none of the actions described in Item 2(d)(1)(i) were taken during the past 10 years that involved any general partner.

Criminal
Convictions: To the best knowledge and belief of MaLeCo, no general partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or the naming of any such person as the subject of a pending criminal proceeding during the past ten years.



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                                                               Page 4 of 5 Pages

Civil and
Administrative
Proceedings:  To the best knowledge and belief of MaLeCo, none of the actions listed in Item 2(d)(iii) were taken during the past 10 years that involved any general partner.

Civil
Proceedings:  To the best knowledge and belief of MaLeCo, during the last five years, no general partner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used in making the purchases is MaLeCo operating capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares reported herein are held for investment. MaLeCo has no plans or proposals which relate to Items 4(a) through (j). Future investment considerations by MaLeCo might or might not result in the acquisition of additional securities of the Issuer or the disposition of the securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

                  (a) As of December 1, 1997, MaLeCo (and its general partners) beneficially owns 75,800 shares of Issuer's common stock. The percent of class represented is 1.797%.

                  (b) C. Marvin May as managing partner has sole voting and sole dispositive powers with respect to all the shares of the Issuer's common stock held by MaLeCo.

                  (c)      Transactions effected during the past sixty days are:
                           (1) The identity of the person who effected the transaction on behalf of MaLeCo is Managing Partner
                           C. Marvin May; (2 to 4) the date of the transactions, the amount of the securities involved, and the price per share are as follows:

                           11/12/97         (11,000)        3.813 per share
                           11/13/97          (5,000)        3.750 per share
                           11/18/97         (20,000)        3.875 per share
                           11/18/97         (30,000)        3.813 per share
                           11/18/97         (32,000)        3.813 per share
                           11/18/97         (10,000)        3.938 per share
                           11/24/97         (10,000)        4.125 per share
                           11/25/97          (5,000)        4.938 per share
                           11/25/97          (5,000)        4.250 per share
                           11/28/97          (7,000)        4.536 per share
                           12/01/97          (3,100)        4.625 per share; and

                                                               Page 5 of 5 Pages

                           (5) the transactions were effected by Smith Barney, 250 Church Street, SE, P.O. Box 2525, Salem, Oregon 97301, 503-581-1511, and AB Watley, Inc., 33 West
                           17th Street, 10th Floor, New York, New York 10011, 212-647-9860.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

              No exhibits are filed with this filing.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1997


                                         /s/ C. Marvin May
                                         ---------------------------------------
                                         C. Marvin May, Individually and as
                                         Managing Partner of MaLeCo